
                                                           UNITED STATES                                  OMB APPROVAL
                                                SECURITIES AND EXCHANGE COMMISSION                      --------------------------
                                                      WASHINGTON, D.C.  20549                           OMB Number 3235-0145
                                                                                                        Expires: October 31, 1994
                                                                                                        Estimated average burden
                                                           SCHEDULE 13D


                                             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                                        (AMENDMENT NO. 1 )*



                                                    EXTENDED STAY AMERICA, INC.
                         --------------------------------------------------------------------------------
                                                         (Name of Issuer)


                                             Common Stock,  par value $0.01 per share
                         --------------------------------------------------------------------------------
                                                  (Title of Class of Securities)


                                                            30224P 10 1
                                            ------------------------------------------
                                                          (CUSIP Number)


                                                         Thomas E. Siegler
                                                Donaldson, Lufkin & Jenrette, Inc.
                                                          277 Park Avenue
                                                     New York, New York  10172
                                                          (212) 504-4477

                         --------------------------------------------------------------------------------
                                     (Name, Address and Telephone Number of Person Authorized
                                              to Receive Notices and Communications)


                                                           June 5, 1996
                         --------------------------------------------------------------------------------
                                      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      Exhibit index is located on page 22

                                 SCHEDULE 13D

CUSIP NO. 30224P 10 1                                                         PAGE   2   OF   23    PAGES
          -------------                                                            -----    -------



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DLJ Capital Corporation

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[x]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             WC; OO

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           199,790
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          199,790

                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             199,790 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.6% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             CO

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

  CUSIP NO. 30224P 10 1                                          PAGE   3   OF  23   PAGES
            -------------                                             -----    -----



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DLJ First ESC L.L.C.

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[x]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             WC

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           269,127
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          269,127
                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             269,127 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.9% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             IV

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

  CUSIP NO. 30224P 10 1                                          PAGE   4   OF   23   PAGES
            -------------                                            -----    ------



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DLJ LBO Plans Management Corporation

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[x]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             Not Applicable

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           269,127
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          269,127
                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             269,127 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.9% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             CO

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

  CUSIP NO. 30224P 10 1                                          PAGE   5   OF  23   PAGES
            -------------                                             -----    -----



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DLJ Capital Investors, Inc.

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[x]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             Not Applicable

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           269,127
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          269,127
                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             269,127 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.9% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             CO

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                  SCHEDULE 13D

  CUSIP NO. 30224P 10 1                                          PAGE   6   OF  23   PAGES
            -------------                                             -----    -----



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Donaldson Lufkin & Jenrette Securities Corporation

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[x]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             00

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           918,898
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          918,898

                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             918,898 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.9% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             CO

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                  SCHEDULE 13D

  CUSIP NO. 30224P 10 1                                          PAGE   7   OF  23   PAGES
            -------------                                             -----    -----



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Donaldson, Lufkin & Jenrette, Inc.

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[x]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             Not Applicable

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           1,387,815
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          1,387,815
                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,387,815 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             HC, CO

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                  SCHEDULE 13D

  CUSIP NO. 30224P 10 1                                          PAGE   8   OF  23   PAGES
            -------------                                             -----    -----



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Equitable Companies Incorporated

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[x]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             Not Applicable

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           1,387,815
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          1,387,815
                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,387,815 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             CO, HC

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                  SCHEDULE 13D

  CUSIP NO. 30224P 10 1                                          PAGE   9   OF  23  PAGES
            -------------                                             -----    ----



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             AXA

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[ ]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             Not Applicable

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             France
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           1,387,815
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          1,387,815
                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,387,815 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             HC

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                  SCHEDULE 13D

  CUSIP NO. 30224P 10 1                                          PAGE   10  OF  23   PAGES
            -------------                                             -----    -----



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Finaxa

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[ ]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             Not Applicable

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             France
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           1,387,815
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          1,387,815
                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,387,815 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             HC

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D

  CUSIP NO. 30224P 10 1                                          PAGE   11   OF 23   PAGES
            -------------                                             ------    ----



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             AXA Assurances I.A.R.D. Mutuelle

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[x]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             Not Applicable

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             France
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           1,387,815
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          1,387,815
                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,387,815 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             IC


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP NO. 30224P 10 1                                          PAGE   12   OF  23   PAGES
            -------------                                             ------    -----



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             AXA Assurances Vie Mutelle

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[x]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             Not Applicable

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             France
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           1,387,815
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          1,387,815
                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,387,815 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             IC

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

  CUSIP NO. 30224P 10 1                                          PAGE   13   OF 23   PAGES
            -------------                                             ------    ----



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Uni Europe Assurance Mutuelle

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[x]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             Not Applicable

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             France
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           1,387,815
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          1,387,815
                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,387,815 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             IC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP NO. 30224P 10 1                                          PAGE   14   OF  23   PAGES
            -------------                                             ------    -----



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Alpha Assurances Vie Mutuelle

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[x]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             Not Applicable

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             France
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           1,387,815
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          1,387,815
                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,387,815 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             IC

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP NO. 30224P 10 1                                          PAGE   15   OF   23   PAGES
            -------------                                             ------    ------



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Alpha Assurances I.A.R.D. Mutuelle

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[x]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             Not Applicable

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             France
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           1,387,815
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          1,387,815
                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,387,815 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             IC

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D

  CUSIP NO. 30224P 10 1                                          PAGE   16   OF   23   PAGES
            -------------                                             ------    ------



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Claude Bebear, as Voting Trustee

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[ ]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             Not Applicable

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             France
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           1,387,815
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          1,387,815
                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,387,815 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             IN

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                  SCHEDULE 13D

  CUSIP NO. 30224P 10 1                                          PAGE   17   OF  23   PAGES
            -------------                                             ------    -----



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Patrice Garnier, as Voting Trustee

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[ ]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             Not Applicable

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             France
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           1,387,815
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          1,387,815
                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,387,815 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             IC

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D

  CUSIP NO. 30224P 10 1                                          PAGE   18  OF   23   PAGES
            -------------                                             ----     ------



      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Henri de Clermont-Tonneire, as Voting Trustee

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)[ ]
                                                                                                               (b)[ ]



      3      SEC USE ONLY


      4      SOURCE OF FUNDS*

             Not Applicable

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]



      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             France
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY           1,387,815
     OWNED BY
       EACH          8    SHARED VOTING POWER
     REPORTING
    PERSON WITH           -0-


                     9    SOLE DISPOSITIVE POWER

                          1,387,815
                    10    SHARED DISPOSITIVE POWER

                          -0-

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,387,815 -- See Item 5

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.4% -- See Item 5

     14      TYPE OF REPORTING PERSON*

             IC

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


ITEM 1. SECURITY AND ISSUER

Pursuant to Item 101(a)(2)(ii) of Regulation S-T promulgated pursuant to the Securities Exchange Act of 1934 (the "Act"), this Amendment No. 1 restates the
Schedule 13D dated December 21, 1995 filed by Donaldson, Lufkin & Jenrette, Inc. and others (as amended, the "Schedule 13D").

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares"), of Extended Stay America, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 500
E.  Broward Avenue, Ft. Lauderdale, Florida 33394.

The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this
Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) DLJ Capital Corporation, a Delaware corporation ("DLJCC"), (2) DLJ First ESC L.L.C., a Delaware limited liability company ("ESC"), (3) DLJ LBO Plans Management Corporation, a Delaware corporation ("LBO"), (4) DLJ Capital Investors, Inc., a Delaware corporation ("DLJCI"), (5) Donaldson, Lufkin & Jenrette Securities Corporation, a Delaware corporation ("DLJSC"), (6) Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation ("DLJ"),(7) The Equitable Companies Incorporated, a Delaware corporation ("Equitable"), (8) AXA, a societe anonyme organized under the laws of France, (9) Finaxa, a societe anonyme organized under the laws of France,
(10) AXA Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of France, (11) AXA Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, (12) Uni Europe Assurance Mutuelle, a mutual insurance company organized under the laws of France, (13) Alpha Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, (14) Alpha Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of France, and (15) Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, trustees (the "AXA Voting Trustees") of a voting trust (the "AXA Voting Trust") established pursuant to a Voting Trust Agreement by and among AXA and the AXA Voting Trustees dated as of May 12, 1992.

DLJCC is a Delaware corporation formed to make investments in industrial and other companies to participate in the management of venture capital pools. DLJCC is a wholly owned subsidiary of DLJ.

ESC is a Delaware limited liability company and an "employee securities corporation" as defined in the Investment Company Act of 1940, as amended. LBO is the Manager of ESC and makes all of the investment and voting decisions on the part of ESC.

LBO is a Delaware corporation and registered investment adviser under the Investment Advisers Act of 1940, as amended. LBO is a wholly owned subsidiary of DLJCI.

DLJCI is a Delaware corporation and owns all of the capital stock of LBO. DLJCI is a wholly owned subsidiary of DLJ.

DLJSC is a Delaware corporation and a registered broker/dealer. DLJSC is a wholly owned subsidiary of DLJ.

DLJ is a publicly-held Delaware corporation. DLJ directly owns all of the capital stock of DLJCC, DLJCI and DLJSC, and indirectly owns all of the capital stock of LBO through its interest in DLJCI. DLJ, acting on its own behalf or through its subsidiaries, is a registered broker/dealer and registered investment adviser engaged in investment banking, institutional trading and research, investment management and financial and correspondence brokerage services. Equitable directly owns 44.1% of DLJ, and The Equitable Life Assurance Society of the United States, a New York stock life insurance company wholly owned by Equitable, indirectly owns 36.1% of DLJ.

Equitable is a Delaware corporation and is a holding company. As of December 13, 1995, approximately 60.7% of the outstanding common stock as well as certain convertible preferred stock of Equitable was beneficially owned by AXA. For insurance regulatory purposes, to insure that certain indirect minority shareholders of AXA will not be able to exercise control over Equitable and certain of its insurance subsidiaries, the voting shares of Equitable capital stock beneficially owned by AXA and its subsidiaries have been deposited into the AXA Voting Trust. For additional information regarding the AXA Voting Trust, reference is made to the Schedule 13D filed by AXA with respect to Equitable.

AXA is a societe anonyme organized under the laws of France and a holding company for an international group of insurance and related financial services companies.

Finaxa is a societe anonyme organized under the laws of France and is a holding company. As of May 9, 1996, Finaxa owned 29.9% of the issued shares (representing approximately 39.6% of the voting power) of AXA.

Each of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Uni Europe Assurance Mutuelle, Alpha Assurances Vie Mutuelle, and Alpha Assurances I.A.R.D. Mutuelle (collectively, the "Mutuelles AXA") is a mutual insurance company organized under the laws of France. The Mutuelles AXA are owned by approximately 1.5 million policy holders. The Mutuelles AXA, as a group, control, directly and indirectly, through intermediate holding companies approximately 40.1% of the issued shares (representing approximately 46.2% of the voting power) of AXA. AXA is indirectly controlled by the Mutuelle AXA, acting as a group.

Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, the AXA Voting Trustees, exercise all voting rights with respect to the shares of Equitable capital stock beneficially owned by AXA and its subsidiaries that have been deposited in the AXA Voting Trust. The business address, citizenship, and present and principal occupation of each of the AXA Voting Trustees are set forth on Schedule G attached hereto.

The address of the principal business and principal office of each of DLJCC, ESC, LBO, DLJCI, DLJSC and DLJ is 277 Park Avenue, New York, NY 10172. The address of the principal business and principal office of Equitable is 787 Seventh Avenue, New York, New York 10019.

The address of the principal business and principal office of each of AXA, Finaxa and the AXA Voting Trustees is 23, avenue Matignon, 75008 Paris, France; of each of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 21/25, rue de Charteaudun, 75009 Paris, France; of each of Alpha Assurances I.A.R.D. Mutuelle and Alpha Assurances Vie Mutuelle is Tour Franklin, 100/101 Terrasse Boildieu, Cedex 11, 92042 Paris La Defense, France; and of Uni Europe Assurance Mutuelle is 24, rue Druout, 75009 Paris, France.

The name, business address, citizenship, present and principal occupation or employment, and the name, principal business and address of any corporation or organization in which each such employment is conducted, of each executive officer or member, as applicable, of the Board of Directors or the Conseil d'Administration (French analogue of a board of directors) of DLJCC, DLJSC, DLJ, DLJCI, LBO, Equitable, AXA, Finaxa, and the Mutuelles AXA are set forth on Schedules A through M, respectively, attached hereto.

During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A through M attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a Commitment Letter, dated August 31, 1995, between the Company and DLJ Mortgage Capital, Inc. ("DLJ Mortgage") and a Mortgage Facility, dated October 31, 1995, between the Company and DLJ Mortgage (the "Mortgage Facility"), the Company, as partial compensation for the Mortgage Facility, (i) issued to DLJSC 750,540 Shares and (ii) sold to DLJCC 500,430 Shares for an aggregate purchase price of $2,383,000 in cash ($4.76 per share). DLJCC used working capital to finance the cash purchase of the Shares.

On November 22, 1995, DLJCC transferred 134,411 Shares to ESC for $648,095. On December 11, 1995, DLJCC transferred 134,716 Shares to ESC for $641,412. ESC used working capital to finance both purchases. On December 11, 1995, DLJCC transferred 31,513 Shares to an employee of DLJSC for $150,000.

On December 13, 1995, the Company commenced an initial public offering (the "IPO"), in which 5,060,000 Shares, including 660,000 Shares purchased by underwriters (the "Underwriters") on December 14, 1995 to cover over-allotments, were sold through the Underwriters led by DLJSC.

ITEM 4. PURPOSE OF TRANSACTION

Each of DLJCC, ESC and DLJSC holds the Shares reported in this Schedule 13D as beneficially owned directly by such person for investment purposes. DLJSC may provide market marking services to the Company. In connection therewith, DLJSC may acquire additional Shares or may dispose of Shares in the open market. In addition, depending on market and other considerations, DLJCC, ESC and DLJSC may acquire additional Shares if such Shares become available at prices that are attractive to such persons. On the other hand, DLJCC, ESC and DLJSC may dispose of all or a portion of the Shares they now own or other securities of the issuer that they may hereafter acquire.

In connection with the IPO, the Company granted the Underwriters, including DLJSC, a 30-day option to purchase up to 660,000 additional Shares to cover over-allotments, at the price the Shares were sold to the Underwriters in the IPO. The over-allotment option was exercised in full on December 14, 1995.

On June 5, 1996, the Company completed a public offering in which 9,775,000 Shares, including 1,275,000 Shares purchased by Underwriters (the
"Underwriters") to cover over-allotments, were sold through the Underwriters led by DLJSC.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

DLJCC may be deemed to be the beneficial owner of the 199,790 Shares (the "DLJCC Shares") directly owned by it, or approximately 0.6% of the Shares outstanding. DLJCC has the sole power to vote and dispose of the DLJCC Shares. DLJCC acquired 500,430 Shares from the Company on October 30, 1995 for an aggregate purchase price of $2,383,000 in cash ($4.76 per share), as partial compensation for the Mortgage Facility. DLJCC subsequently sold 269,127 Shares to ESC and 31,513 Shares to an employee of DLJSC as more fully described in
Item 4 herein.

ESC may be deemed to be the beneficial owner of the 269,127 Shares (the "ESC Shares") directly owned by it, or approximately 0.9% of the Shares outstanding. ESC has the sole power to vote and dispose of the ESC Shares. The ESC Shares were acquired from DLJCC as more fully described in Item 4 herein.

LBO, as the manager of ESC, may be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to beneficially own indirectly the ESC Shares, or 0.9% of the Shares outstanding.

DLJCI, as the sole stockholder of LBO, may be deemed for the purposes of Rule 13d-3 under the Act to beneficially own indirectly the ESC Shares, or 0.9% of the Shares outstanding.

DLJSC may be deemed to be the beneficial owner of the 918,898 Shares (the "DLJSC Shares") directly owned by it, or approximately 2.9% of the Shares outstanding. DLJSC has the sole power to vote and dispose of the DLJSC Shares. The DLJSC Shares were granted to DLJSC by the Company on October 30, 1995 as partial compensation for the Mortgage Facility.

As the sole stockholder of DLJCC, DLJCI and DLJSC, DLJ may be deemed, for purposes of Rule 13d-3 under the Act, as amended, to beneficially own indirectly the DLJCC Shares, the ESC Shares and the DLJSC Shares. Together, such shares represent 1,387,815 Shares, or approximately 4.4% of the Shares outstanding.

Because of Equitable's ownership of DLJ, Equitable may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJCC Shares, the DLJSC Shares and the ESC Shares. Together such Shares represent 1,387,815 Shares or approximately 4.4% of the Shares outstanding.

Because of AXA's ownership interest in Equitable, and the AXA Voting Trustees' power to vote the Equitable shares placed in the AXA Voting Trust, each of AXA and the AXA Voting Trustees may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Shares that Equitable may be deemed to beneficially own. Because of the direct and indirect ownership interest in AXA of Finaxa and the Mutuelles AXA, each of Finaxa and the Mutuelles AXA may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Shares that AXA may be deemed to beneficially own. AXA, Finaxa, the Mutuelles AXA and the AXA Voting Trustees disclaim beneficial ownership of any Shares.

The Reporting Persons, in the aggregate, may be deemed to beneficially own 1,387,815 Shares, or approximately 4.4% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon 31,353,092 Shares outstanding as stated by the Company in its Prospectus dated May 30, 1996.

DLJSC has been a market-maker in the Shares, and in the ordinary course of market-making activities has acquired and disposed of Shares at prices ranging from 12.09 to 35.00 during the period from December 14, 1995 through June 5, 1996.

Each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the Shares outstanding (as reported by the Company in the Prospectus dated May 30, 1996) on June 5, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3 and 4 above is hereby incorporated herein by reference.

DLJSC is a party to certain Lockup Agreements (the "Shareholder Lockups") with the Company and each of the Company's stockholders who held Shares prior to the IPO (the "Original Investors"). The Shareholder Lockups were entered into in

         December 1995, prior to the IPO, and prohibit the Original Investors from offering, selling, contracting to sell or otherwise disposing of any Shares prior to the expiration of 180 days from the IPO, subject to certain exceptions, without the prior written consent of DLJSC.

 DLJCC, ESC and DLJSC are parties to certain Lockup Agreements (the "DLJ Lockups") with the Company with respect to shares acquired prior to the IPO (the "Pre-IPO Shares"). The DLJ Lockups were entered into in December 1995, prior to the IPO, and prohibit DLJCC, ESC and DLJSC from offering, selling, contracting to sell or otherwise disposing of any Pre-IPO Shares or any securities convertible or exchangeable into Pre-IPO Shares prior to the expiration of 180 days from the IPO, subject to certain exceptions, without the prior written consent of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following have been filed as Exhibits to this Schedule 13D:

         1.  Joint Filing Agreement
         2.  DLJ Commitment Letter
         3.  DLJ Mortgage Facility
         4.  Form of Lockup Agreements with the Original Investors
         5.  Form of Lockup Agreements with DLJ Entities

                                  SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.*

Dated as of June 6, 1996


                                              DONALDSON, LUFKIN & JENRETTE, INC.


                                              By: /s/ Thomas E. Siegler
                                                 ___________________________
                                                  Name:  Thomas E. Siegler
                                                  Title:  Senior Vice President





__________________________________

     *Pursuant to the Joint Filing Agreement with respect to this Schedule 13D (previously filed as Exhibit 1 hereto) among the Reporting Persons, this amendment to statement on Schedule 13D is filed on behalf of each of them by Donaldson, Lufkin & Jenrette, Inc.

                                  SCHEDULE A



                     Executive Officers and Directors of
                           DLJ Capital Corporation



                 The names of the Directors and the names and titles of the Executive Officers of DLJ Capital Corporation ("DLJCC") and their business addresses and principal occupations are set forth below. Each Director's or Executive Officer's business address is that of DLJCC at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJCC and each individual is a United States citizen.


Name, Business Address                             Present Principal Occupation
- ----------------------                             ----------------------------

*  Richard E. Kroon                        President and Chief Executive Officer

*  Anthony F. Daddino                      Vice President; Executive Vice President and Chief Financial officer,
                                           Donaldson, Lufkin & Jenrette, Inc.

*  Thomas E. Siegler                       Secretary and Treasurer; Senior Vice President and Secretary, Donaldson,
                                           Lufkin & Jenrette, Inc.



______________________________
*  Director





                                                                      SCHEDULE B



                        Executive Officers and Directors
                                       of
              Donaldson, Lufkin & Jenrette Securities Corporation



                 The names of the Directors and the names and titles of the Executive Officers of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of DLJSC at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJSC and each individual is a United States citizen.

Name, Business Address                             Present Principal Occupation
- ----------------------                             ----------------------------

*  John S. Chalsty                         Chairman and Chief Executive Officer; Chairman and Chief Executive Officer,
                                           Donaldson, Lufkin & Jenrette, Inc.

*  Joe L. Roby                             President and Chief Operating Officer; President and Chief Operating Officer,
                                           Donaldson, Lufkin & Jenrette, Inc.

*  Carl B. Menges                          Vice Chairman of the Board;Vice Chairman of the Board, Donaldson, Lufkin &
                                           Jenrette, Inc.

*  Hamilton E. James                       Managing Director; Managing Director, Donaldson, Lufkin & Jenrette, Inc.

*  Richard S. Pecther                      Managing Director; Managing Director, Donaldson, Lufkin & Jenrette, Inc.

*  Theodore P. Shen                        Managing Director; Managing Director, Donaldson, Lufkin & Jenrette, Inc.

*  Anthony F. Daddino                      Executive Vice President and Chief Financial Offier; Executive Vice President
                                           and Chief Financial Offier, Donaldson, Lufkin & Jenrette, Inc.



______________________________
*  Director

                                                                      SCHEDULE C



                        Executive Officers and Directors
                                       of
                       Donaldson, Lufkin & Jenrette, Inc.



                 The names of the Directors and the names and titles of the Executive Officers of Donaldson, Lufkin & Jenrette, Inc. ("DLJ") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of DLJ at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJ and each individual is a United States citizen.


Name, Business Address                             Present Principal Occupation
- ----------------------                             ----------------------------

*  John S. Chalsty                         Chairman and Chief Executive Officer; Chairman and Chief Executive Officer,
                                           Donaldson, Lufkin & Jenrette, Inc.

*  Joe L. Roby                             President and Chief Operating Officer; President and Chief Operating Officer,
                                           Donaldson, Lufkin & Jenrette, Inc.

*  Claude Bebear (1)                       Chairman and Chief Executive Officer, AXA
   AXA
   23, avenue Matignon
   75008 Paris, France

*  Henri de Castries (1)                   Executive Vice President Financial Services and Life Insurance Activities, AXA
   AXA
   23, avenue Matignon
   75008 Paris, France

*  Kevin Dolan                             Executive Vice President, AXA Asset Management
   AXA Asset Management
   40, rue de Collissee
   75008 Paris, France

*  Louis Harris                            Chairman and Chief Executive Officer, LH Research (research)
   LH Research
   152 East 38th Street
   New York, New York  10016-2605

*  Henri G. Hottingeur (2)                 Chairman and Chief Executive Officer, Banque Hottingeur (banking)
   Banque Hottingeur
   38, rue de Provence
   75009 Paris, France

*  W. Edwin Jarmain (3)                    President, Jarmain Group Inc. (private investment holding company)
   Jarmain Group Inc.
   95 Wellington Street
   West Suite 805
   Toronto, Canada

*  Francis Jungers                         Retired Chairman, Arabian American Oil Company (oil industry)
   19880 NW Nestucca Drive
   Portland, Oregon  97229



*  Joseph J. Melone                        President and Chief Executive Officer, The Equitable Companies Incorporated
   The Equitable Companies Incorporated
   787 Seventh Avenue
   New York, New York  10019

*  W. J. Sanders, III                      Chairman and Chief Executive Officer, Advanced Micro Devices
   Advanced Micro Devices, Inc.
   901 Thompson Place
   Sunnyvale, CA  94086

*  Jerry M. de St. Paer                    Executive Vice President and Chief Financial Officer, The Equitable Companies
   The Equitable Companies Incorporated    Incorporated
   787 Seventh Avenue
   New York, New York  10019

*  John C. West                            Former Ambassador to Saudi Arabia
   Bothea, Jordan & Griffin
   23B Shelter Cove
   Hilton Head Island, SC  29928

*  Carl B. Menges                          Vice Chairman of the Board

*  Hamilton E. James                       Managing Director

*  Richard S. Pecther                      Managing Director

*  Theodore P. Shen                        Managing Director

*  Anthony F. Daddino                      Executive Vice President and Chief Financial Officer

*  Robert J. Albano                        Senior Vice President and Director of Compliance and Regulatory Affairs

   Michael M. Bendik                       Senior Vice President and Chief Accounting Officer

   Michael A. Boyd                         Senior Vice President and General Counsel

   Joseph D. Donnelly                      Senior Vice President and Associate General Counsel
   One Pershing Plaza
   Jersey City, NJ  07599

   Stuart S. Flamberg                      Senior Vice President and Director of Taxes

   Roy A. Garman                           Senior Vice President and Controller

   Charles J. Hendrickson                  Senior Vice President and Treasurer

   Gerald B. Rigg                          Senior Vice President and Director of Human Resources

   Thomas E. Siegler                       Senior Vice President and Secretary

   Lucia D. Swanson                        Senior Vice President and Associate General Counsel



______________________________
*  Director

(1)  Citizen of the Republic of France
(2)  Citizen of Switzerland
(3)  Citizen of Canada



                                                                      SCHEDULE D



                        Executive Officers and Directors
                                       of
                          DLJ Capital Investors, Inc.



                          The names and titles of the Executive Officers and
Directors of DLJ Capital Investors, Inc. ("DLJCI") and their respective business addresses and principal occupations are set forth below. Each of the Director's or Executive Officer's business address is that of DLJCI at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJCI and each individual is a citizen of the United States.

Name                                                        Present Principal Occupation
- ----                                                        ----------------------------

John S. Chalsty                                    Director and Chairman of the Board; Chairman and Chief Executive
                                                   Officer of DLJ

Anthony F. Daddino                                 Director and Executive Vice President; Executive Vice President and
                                                   Chief Financial Officer of DLJ

Joe L. Roby                                        Director and Chief Operating Officer; President and Chief Operating
                                                   Officer of DLJ

Hamilton E. James                                  Director and Chief Executive Officer; Managing Director of DLJ

Thomas E. Siegler                                  Secretary and Treasurer; Senior Vice President and Secretary of DLJ





______________________________
*  Director





                                                                      SCHEDULE E



                        Executive Officers and Directors
                                       of
                      DLJ LBO Plans Management Corporation



                          The names and titles of the Executive Officers and
Directors of DLJ LBO Plans Management Corporation ("LBO") and their respective business addresses and principal occupations are set forth below. Each of the Director's or Executive Officer's business address is that of LBO at 277 Park Avenue, New York, New York 10172. Each occupation set forth opposite an individual's name refers to LBO and each individual is a citizen of the United States.

Name                                                                Present Principal Occupation
- ----                                                                ----------------------------

*  Anthony F. Daddino                                       Director, President; Executive Vice President and Chief
                                                            Financial Officer of DLJ

*  Vincent DeGiaimo                                         Director, Vice President

   Edward A. Poletti                                        Vice President and Treasurer

*  Thomas E. Siegler                                        Director, Vice President and Secretary; Senior Vice President
                                                            of DLJ




______________________________
*  Director





                                                                      SCHEDULE F



                        Executive Officers and Directors
                                       of
                      The Equitable Companies Incorporated



                          The names of the Directors and the names and titles
of the Executive Officers of The Equitable Companies Incorporated ("Equitable") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Equitable at 787 Seventh Avenue, New York, New York 10019. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Equitable and each individual is a United States citizen.

Name, Business Address                             Present Principal Occupation
- ----------------------                             ----------------------------

*  Claude Bebear (1)                       Chairman of the Board; Chairman and Chief Executive Officer, AXA
   AXA
   23, avenue Matignon
   75008 Paris, France

*  James M. Benson                         Senior Executive Vice President and Chief Operating Officer; President and
                                           Chief Executive Officer, The Equitable Life Assurance Society of the United
                                           States

*  Henri de Castries (1)                   Vice Chairman of the Board; Executive Vice President Financial Services and Life
   AXA                                     Insurance Activities (outside of France)
   23, avenue Matignon
   75008 Paris, France

*  John S. Chalsty                         Chairman and Chief Executive Officer, Donaldson, Lufkin & Jenrette, Inc.
   Donaldson, Lufkin & Jenrette, Inc.
   277 Park Avenue
   New York, NY  10172

   Jerry M. de St. Paer                    Senior Executive Vice President and Chief Financial Officer; Executive Vice
                                           President, The Equitable Life Assurance Society of the United States

*  Joseph L. Dionne                        Chairman and Chief Executive Officer, The McGraw Hill Companies (publishing)
   The McGraw Hill Companies
   1221 Avenue of the Americas
   New York, NY  10020

*  William T. Esrey                        Chairman of the Board and Chief Executive Officer, The Sprint Corporation
   Sprint Corporation                      (telecommunications)
   P.O. Box 11315
   Kansas City, MO  64112

*  Jean-Rene Fourtou (1)                   Chairman and Chief Executive Officer, Rhone-Poulenc S.A. (industry)
   Rhone-Poulenc S.A.
   25 quai Paul Doumer
   92408 Courbevoie,
   France

   Robert E. Garber                        Executive Vice President and General Counsel




*  Donald J. Greene                      Partner, LeBoeuf,  Lamb, Greene & MacRae (law firm)
   LeBoeuf, Lamb, Greene & MacRae
   125 West 55th Street
   New York, NY 10019

*  Anthony Hamilton (2)                    Group Chairman and Chief Executive Officer, Fox-Pitt, Kelton Group Limited
   35 Wilson Street                        (Finance)
   London, England  EC2M 2SJ

*  John T. Hartley                         Retired Chairman and Chief Executive Officer, Harris Corporation (manufacture of
   Harris Corporation                      electronic, telephone and copying systems)
   1025 Nasa Boulevard
   Melbourne, FL  32919

*  John H.F. Haskell, Jr.                  Director and Managing Director, Dillon, Read & Co., Inc. (investment banking firm)
   Dillon, Read & Co., Inc.
   535 Madison Avenue
   New York, NY  10028

*  W. Edwin Jarmain (3)                    President, Jarmain Group Inc. (private investment holding company)
   Jarmain Group Inc.
   95 Wellington St. West
   Suite 805
   Toronto, Ontario M5J 2N7
   Canada

*  Winthrop Knowlton                       Chairman, Knowlton Brothers, Inc. (private investment firm); President and Chief
   Knowlton Brothers, Inc.                 Executive Officer, Knowlton Associates, Inc. (consulting firm)
   530 Fifth Avenue
   New York, NY  10036

*  Arthur L. Liman                         Partner, Paul, Weiss, Rifkind, Wharton & Garrison (law firm)
   Paul, Weiss, Rifkind,Wharton & Garrison
   1285 Avenue of the Americas
   New York, NY  10019

   Joanne T. Marren                        Senior Vice President and Deputy General Counsel

   William T. McCaffrey                    Executive Vice President and Chief Administrative Officer; Senior Executive
                                           Vice President and Chief Operating Officer, The Equitable Life Assurance
                                           Society of the United States

*  Joseph J. Melone                        Chief Executive Officer and President; Chairman of the Board, The Equitable
                                           Life Assurance Society of the United States

   Peter D. Noris                          Executive Vice President and Chief Investment Officer; Executive Vice
                                           President and Chief Investment Officer, The Equitable Life Assurance
                                           Society of the United States

*  Didier Pineau-Valencienne               Chairman and Chief Executive Officer, Schneider S.A. (electric equipment)
   64-70, avenue Jean Baptiste Clement
   92646 Boulogne Cedex, France

*  George J. Sella, Jr.                    Retired Chairman, President and Chief Executive Officer, American Cyanamid
   American Cyanamid Company               Company (manufacturer pharmaceutical products and agricultural products)
   P.O. Box 3017
   Newton, NJ  07860

   Jose Suquet                             Executive Vice President; Executive Vice President and Chief Agency Officer;
                                           The Equtiable Life Assurance Society of the United States



   Stanley B. Tulin                        Executive Vice President; Senior Executive Vice President and
                                           Chief Financial Officer, The Equitable Companies Incorporated


*  Dave H. Williams                        Chairman and Chief Executive Officer, Alliance Capital Management Corp.
   Alliance Capital                        (investment company)
   Management Corporation
   1345 Avenue of the Americas
   New York, NY  10105



______________________________
*  Director

(1)  Citizen of the Republic of France
(2)  Citizen of Canada


                                                                      SCHEDULE G



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                                      AXA



                          The names of the Members of Conseil d'Administration
and the names and titles of the Executive Officers of AXA and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA and each individual is a citizen of the Republic of France.


Name, Business Address                             Present Principal Occupation
- ----------------------                             ----------------------------

*  Claude Bebear                           Chairman and Chief Executive Officer

*  Antoine Bernheim                        Chairman and Chief Executive Officer, Assicurazioni Generali S.p.A.
   Piazza Duca Degli Abruzzi 2             (insurance)
   34132 Trieste, Italy

   Henri de Castries                       Executive Vice President, Financial Services and Life Insurance Activities
                                           (outside of France)

   Francoise Colloc'h                      Executive Vice President, Human Resources and Public Relations

*  Henri de Clermont-Tonnerre              Chairman, Societe d'Armement et de Navigation Charles Schiaffino
   90, rue de Miromesnil                   (transportation)
   75008 Paris, France

*  David Dautresme                         Partner and Managing Director
   121, boulevard Haussman
   75008 Paris, France

   Lazard Freres et Cie                    (investment banking)

*  Jean-Rene Fourtou                       Chairman and Chief Executive Officer, Rhone-Poulenc S.A. (industry)
   25, quai Paul Doumer
   92408 Courbevoie, France

*  Michel Francois-Poncet                  Chairman of the Supervisory Board of Compagnie Financiere Paribas and Banque
   3, rue d'Autin                                  Paribas (financial services and banking)
   75002 Paris, France

*  Patrice Garnier                         Retired

*  Gianfranco Gutty (1)                    Director and Executive Officer, Assicurazioni Generali S.p.A. (insurance)
   Piazza Duca Degli Abruzzi 2
   34132 Trieste, Italy

*  Anthony Hamilton (2)                    Group Chairman and Chief Executive Officer, Fox-Pitt, Kelton Group Limited
   35 Wilson Street                        (France)
   London, England  EC2M 2SJ

*  Henri Hottinguer (3)                    Chairman and Chief Executive Officer, Banque Hottinguer (banking)
   38, rue de Provence
   75009 Paris, France


*  Richard H. Jenrette (4)                 Retired
   787 Seventh Avenue
   New York, New York  10019

*  Henri Lachmann                          Chairman and Chief Executive Officer, Strafor Facom (office furniture)
   56, rue Jean Giraudoux
   67000 Strasbourg, France

   Gerard de la Martiniere                 Executive Vice President, Corporate Finance and Administrative
                                           Services

*  Didier Pineau-Valencienne               Chief Executive Officer, Schneider S.A. (electric equipment)
   64-70, avenue Jean Baptiste Clement
   92646 Boulogne Cedex, France

   Claude Tendil                           Executive Vice President, Insurance Activities (in France) and Non-
                                           Life and Composite Insurance Activities (outside of France)



______________________________
*  Member, Conseil d'Administration

(1)  Citizen of Italy
(2)  Citizen of Switzerland
(3)  Citizen of the United Kingdom



                                                                      SCHEDULE I



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                                     FINAXA



                          The names of the Members of Conseil d'Administration
and the names and titles of the Executive Officers of Finaxa and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Finaxa at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Finaxa and each individual is a citizen of the Republic of France.


Name, Business Address                     Present Principal Occupation
- ----------------------                     ----------------------------
*  Claude Bebear                           Chairman and Chief Executive Officer; Chairman and Chief Executive Officer, AXA

*  Henri de Castries                       Executive Vice President, Financial Services and Life Insurance Activities
                                           (outside of France), AXA

 *  Henri de Clermont-Tonnerre             Chairman, Societe d'Armement et de Navigation Charles Schiaffino (transportation)
90, rue de Miromesnil 75008 Paris,
France

*  Jean-Rene Fourtou                       Chairman and Chief Executive Officer, Rhone-Poulenc S.A. (industry)
25, quai Paul Doumer 92408 Courbevoie,
France

*  Patrice Garnier                         Retired

*  Henri Hottinguer (1)                    Chairman and Chief Executive Officer, Banque Hottinguer (banking)
38, rue de Provence 75009 Paris,
France

*Paul Hottinguer (1)                       Assistant Chairman and Chief Executive Officer, Banque Hottinguer (banking)
38, rue de Provence 75009 Paris,
France

*Henri Lachmann                            Chairman and Chief Executive Officer, Strafor Facom (office furniture)
56, rue Jean Giraudoux 67000
Strasbourg, France

*  Georges Rousseau                        Chairman, Apave Normandies (consulting)
2, rue des Mouettes 76130 Mont
Saint Aignan, France
______________________________
*  Member, Conseil d'Administration

(1)  Citizen of Switzerland


                                                                      SCHEDULE J



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                        AXA ASSURANCES I.A.R.D. MUTUELLE



                          The names of the Members of Conseil d'Administration
and the names and titles of the Executive Officers of AXA Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances I.A.R.D. Mutuelle at La Grande Arche, Paroi Nord, Cedex 41, 92044 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                             Present Principal Occupation
- ----------------------                             ----------------------------

*  Claude Bebear                           Chairman and Chief Executive Officer; Chairman and Chief Executive Officer,
   23, avenue Matignon                     AXA
   75008 Paris, France

   Jean-Luc Bertozzi                       Assistant Chief Executive Officer
   21/25, rue de Chateaudun
   75009 Paris, France

*  Henri de Castries                       Executive Vice President, Financial Services and Life Insurance Activities (outside
   23, avenue Matignon                     of France), AXA
   75008 Paris, France

*  Jean-Pierre Chaffin                     Manager, Federation de la Metallurgie (industry)
   5, rue la Bruyere
   75009 Paris, France

*  Gerard Coutelle                         Retired

*  Jean-Rene Fourtou                       Chairman and Chief Executive Officer, Rhone-Poulenc S.A. (industry)
   25, quai Paul Doumer
   92408 Courbevoie, France

*  Patrice Garnier                         Retired

*  Henri Lachmann                          Chairman and Chief Executive Officer, Strafor Facom (office furniture)
   56, rue Jean Giraudoux
   67000 Strasbourg, France

*  Francoise Richer                        Retired

*  Georges Rousseau                        Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Claude Tendil                           General Manager; Executive Vice President, Insurance Activities (in France)
   23, avenue Matignon                     and Non-Life and Composite Insurance Activities (outisde of France)
   75008 Paris, France



*  Nicolas Thiery                          Chairman and Chief Executive Officer, Establissements Jaillard (management
   6 Cite de la Chapelle                   consulting)
   75018 Paris, France

*  Francis Vaudour                         Chief Executive Officer, Segafredo Zanetti France S.A. (coffee importing and
   14, boulevard Industriel                processing)
   76301 Sotteville les Rouen, France



______________________________
*  Member, Conseil d'Administration





                                                                      SCHEDULE K



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                          AXA ASSURANCES VIE MUTUELLE



                          The names of the Members of Conseil d'Administration
and the names and titles of the Executive Officers of AXA Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances Vie Mutuelle at La Grande Arche, Paroi Nord, Cedex 41, 92044 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                             Present Principal Occupation
- ----------------------                             ----------------------------

*   Claude Bebear                          Chairman and Chief Executive Officer; Chairman and Chief Executive Officer, AXA
   23, avenue Matignon
   75008 Paris, France

   Jean-Luc Bertozzi                       Assistant Chief Executive Officer
   21/25, rue de Chateaudun
   75009 Paris, France

*  Henri de Castries                       Executive Vice President, Financial Services and Life Insurance Activities (outside of
   23, avenue Matignon                     France), AXA
   75008 Paris, France

*  Jean-Pierre Chaffin                     Manager, Federation de la Metallurgie (industry)
   5, rue la Bruyere
   75009 Paris, France

*   Henri de Clermont-Tonnerre             Chairman, Societe d'Armement et de Navigation Charles Schiaffino (transportation)
   90, rue de Miromesnil
   75008 Paris, France

*  Gerard Coutelle                         Retired

*  Jean-Rene Fourtou                       Chairman and Chief Executive Officer, Rhone-Poulenc S.A. (industry)
   25, quai Paul Doumer
   92408 Courbevoie, France

*  Henri Lachmann                          Chairman and Chief Executive Officer, Strafor Facom (office furniture)
   56, rue Jean Giraudoux
   67000 Strasbourg, France

*  Francoise Richer                        Retired

*  Georges Rousseau                        Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Claude Tendil                           General Manager; Executive Vice President, Insurance Activities (in France) and
   23, avenue Matignon                     Non-Life Composite Insurance Activities (outside of France)
   75008 Paris, France





*  Nicolas Thiery                          Chairman and Chief Executive Officer, Establissements Jaillard (management
   6 Cite de la Chapelle                   consulting)
   75018 Paris, France

*  Francis Vaudour                         Chief Executive Officer, Segafredo Zanetti France S.A. (coffee importing and
   14, boulevard Industriel                processing)
   76301 Sotteville les Rouen, France



_____________________________
*  Member, Conseil d'Administration





                                                                      SCHEDULE L



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                         UNI EUROPE ASSURANCE MUTUELLE



                          The names of the Members of Conseil d'Administration
and the names and titles of the Executive Officers of Uni Europe Assurance Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Uni Europe Assurance Mutuelle at 24, rue Druout, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Uni Europe Assurance Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                             Present Principal Occupation
- ----------------------                             ----------------------------

*  Claude Bebear                           Chairman and Chief Executive Officer; Chairman and Chief Executive Officer, AXA
   23, avenue Matignon
   75008 Paris, France

*  Henri de Castries                       Executive Vice President, Financial Services and Life Insurance Activities (outside of
   23, avenue Matignon                     France), AXA
   75008 Paris, France

*  Francis Cordier
   rue Nicephone Niepce
   BP 232 76304 Sotteville
   Les Rouen, France                       Chairman and Chief Executive Officer, Group Demay Lesieur (food industry)

*  Gerard Coutelle                         Retired

*  Jean-Rene Fourtou                       Chairman and Chief Executive Officer, Rhone-Poulenc S.A. (industry)
   25, quai Paul Doumer
   92408 Courbevoie, France

*  Patrice Garnier                         Retired

*  Henri Lachmann                          Chairman and Chief Executive Officer, Strafor Facom (office furniture)
   56, rue Jean Giraudoux
   67000 Strasbourg, France

*  Francis Magnan                          Chairman and Chief Executive Officer, Groupe Daher (air and sea transportation)
  50, boulevard des Dames
  13002 Marseille, France

*  Jean de Ribes                           Chief Executive Officer, Banque Rivaud (banking)
   13, rue Notre Dame des Victoires
   75008 Paris, France

*  Georges Rousseau                        Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Jean-Paul Saillard                      Corporate Secretary, AXA
   23, avenue Matignon
   75008 Paris, France





*  Claude Tendil                           General manager; Executive Vice President, Insurance Activities (in France) and
   23, avenue Matignon                     Non-Life and Composite Insurance Activities (outside of France)
   75008 Paris, France



_____________________________
*  Member, Conseil d'Administration





                                                                    SCHEDULE M



                            Executive Officers and
                     Members of Conseil d'Administration
                                      of
                        ALPHA ASSURANCES VIE MUTUELLE

                          The names of the Members of Conseil d'Administration
and the names and titles of the Executive Officers of Alpha Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances Vie Mutuelle at Tour Franklin, 100/101 Terrasse Boildieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                             Present Principal Occupation
- ----------------------                             ----------------------------

*  Claude Bebear                           Chairman and Chief Executive Officer; Chairman and Chief Executive Officer, AXA
   23, avenue Matignon
   75008 Paris, France

*  Henri de Castries                       Executive Vice President, Financial Services and Life Insurance Activities (outside of
   23, avenue Matignon                     France), AXA
   75008 Paris, France

*  Henri de Clermont-Tonnerre              Chairman, Societe d'Armement et de Navigation Charles Schiaffino (transportation)
   90, rue de Miromesnil
   75008 Paris, France

*  Claude Fath                             Manager

*  Jean-Rene Fourtou                       Chairman and Chief Executive Officer, Rhone-Poulenc S.A. (industry)
   25, quai Paul Doumer
   92408 Courbevoie, France

*  Patrice Garnier                         Retired

*  Henri Lachmann                          Chairman and Chief Executive Officer, Strafor Facom (office furniture)
   56, rue Jean Giraudoux
   67000 Strasbourg, France

*  Georges Rousseau                        Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Claude Tendil                           General Manager; Executive Vice President, Insurance Activities (in France) and Non-
   23, avenue Matignon                     Life Composite Insurance Activities (outside of France)
   75008 Paris, France

*  Francis Vaudour                         Chief Executive Officer, Segafredo Zanetti France S.A. (coffee importing and
   14, boulevard Industriel                processing)
   76301 Sotteville les Rouen
   France

______________________________
*  Member, Conseil d'Administration



                                                                      SCHEDULE N



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                       ALPHA ASSURANCES I.A.R.D. MUTUELLE



                          The names of the Members of Conseil d'Administration
and the names and titles of the Executive Officers of Alpha Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances I.A.R.D. Mutuelle at Tour Franklin, 100/101 Terrasse Boildieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.

Name, Business Address                             Present Principal Occupation
- ----------------------                             ----------------------------

*  Claude Bebear                           Chairman and Chief Executive Officer; Chairman and Chief Executive Officer, AXA
   23, avenue Matignon
   75008 Paris, France

*  Henri Brischoux                         Manager, AXA
   23, avenue Matignon
   75008 Paris, France

*  Henri de Castries                       Executive Vice President, Financial Services and Life Insurance Activities (outside of
   23, avenue Matignon                     France), AXA
   75008 Paris, France

*  Henri de Clermont-Tonnerre              Chairman, Societe d'Armement et de Navigation Charles Schiaffino (transportation)
   90, rue de Miromesnil
   75008 Paris, France

*  Bernard Cornille                        Audit Manager, AXA
   23, avenue Matignon
   75008 Paris, France

*  Claude Fath                             Manager, Alpha Assurances Vie Mutuelle

*  Patrice Garnier                         Retired

  Henri Lachmann                           Chairman and Chief Executive Officer, Strafor Facom (office furniture)
  56, rue Jean Giraudoux
  67000 Strasbourg, France

*  Claude Peter                            Retired

*  Georges Rousseau                        Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Claude Tendil                           General Manager; Executive Vice President, Insurance Activities (in France) and
   23, avenue Matignon                     Non-Life and Composite Insurance Activities (outside of France)
   75008 Paris, France

______________________________
*  Member, Conseil d'Administration


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